 January 9, 2024

Ms. Samantha Brutlag
Ms. Christina Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Allspring Funds Trust, File Nos. 333-275846 and 811-09253 (the “Registrant”)

Dear Ms. Brutlag and Ms. Fettig:

On behalf of the Registrant, I am responding to Ms. Fettig’s accounting comments delivered via telephone on December 15, 2023 and Ms. Brutlag’s disclosure comments delivered via telephone on January 3, 2023, to the registration statement initially filed December 1, 2023, on Form N-14, accession no. 0001081400-23-000775 (the “Registration Statement”). The Registration Statement relates to the acquisition of the assets (each a “Merger”) of (1) the Allspring C&B Mid Cap Value Fund by the Allspring Special Mid Cap Value Fund, (2) the Allspring Growth Balanced Fund by the Allspring Asset Allocation Fund, (3) the Allspring Moderate Balanced Fund by the Allspring Spectrum Moderate Growth Fund and (4) the Allspring Small Cap Fund by the Allspring Small Company Value Fund (each a “Fund,” and together the “Funds”) and includes a Prospectus/Information Statement (the “Prospectus/Information Statement”) and a Merger Statement of Additional Information (the “Merger SAI”). Capitalized terms not defined herein are intended to refer to the defined terms used in the Prospectus/Information Statement and/or Merger SAI referenced above.

Disclosure Comments:

Comment 1:
All Mergers - You asked that we explain to the staff why approval by Target Fund shareholders is not required to complete the Merger.

Response 1:
The Registrant submits that each Merger meets the requirements of Rule 17a-8 under the Investment Company Act of 1940 for consummation of the Merger with Board approval only and without Target Fund shareholder approval.

Comment 2:
All Mergers - you requested that we narratively describe any significant differences in the strategies of each Target and Acquiring Fund, if any, in the “Investment Objective and Strategy Comparison” sub-section of the section entitled MERGER SUMMARY.

Response 2:
We respectfully submit that the Prospectus/Information Statement already includes disclosure, where applicable, narratively describing significant differences in the strategies of the Target and Acquiring Fund in each Merger pair, and that additional disclosure is not needed.

Comment 3:
All Mergers - you requested that we consider adding parentheticals to the various comparative charts to indicate which Fund is the Target Fund and which is the Acquiring Fund.

Response 3:
We have added parentheticals to the charts included in the sub-sections “Share Class Information”, “Investment Objective and Strategy Comparison” and “Principal Risk Comparison” within the section entitled MERGER SUMMARY.

Comment 4:
All Mergers - you asked whether we plan to update each Fund’s Calendar Year Total Return chart within the “Fund Performance Comparison” sub-section of the section entitled MERGER SUMMARY to include 2023 performance, and if not, that we explain why not.

Response 4:
We have updated each Fund’s Calendar Year Total Return chart to include 2023 performance.

Comment 5:
All Mergers - you asked that we update the sub-heading “Investment Objective and Strategy Comparison” of the section entitled MERGER SUMMARY to include a reference to the Funds’ fundamental investment policies or otherwise highlight that this sub-section includes a comparison of the fundamental investment policies.

Response 5:
We have included an additional sub-heading to highlight this disclosure.

Comment 6:
In the section entitled RISK DESCRIPTIONS, you asked that we consider adding parentheticals to each principal risk to indicate the Funds to which the risk applies.

Response 6:
We respectfully decline to add parentheticals to the principal risks. We note that for each Merger, the “Principal Risk Comparison” sub-section of the section entitled MERGER SUMMARY includes a chart which lists the principal risks of both the Target and Acquiring Funds, together with a cross-reference to the RISK DESCRIPTIONS section. We therefore do not believe that parentheticals are necessary for shareholders to identify which risks apply to any particular Fund.

Accounting Comments:

Comment 1:
On the cover of the Prospectus/Information Statement, you noted that the hyperlink to the Small Cap Fund semi-annual report appears out of date and requested that we update the hyperlink to the most recently filed semi-annual report.

Response 1:
The requested update has been made.

Comment 2:
With respect to the merger of the C&B Mid Cap Value Fund into the Special Mid Cap Value Fund, you requested that we narratively describe any significant differences in the strategies of the two Funds, if any, in the “Investment Objective and Strategy Comparison” sub-section of the section entitled MERGER SUMMARY.

Response 2:
We do not believe there any significant differences in the strategies of the two Funds to highlight.

Comment 3:
With respect to the merger of the C&B Mid Cap Value Fund into the Special Mid Cap Value Fund, you requested that we update the year-to-date total return numbers included within the “Fund Performance Comparison” sub-section of the section entitled MERGER SUMMARY to be as of September 30, 2023.

Response 3:
The requested update has been made.

Comment 4:
With respect to the merger of the C&B Mid Cap Value Fund into the Special Mid Cap Value Fund, you requested that we update the average annual total return table for the Special Mid Cap Value Fund within the “Fund Performance Comparison” sub-section of the section entitled MERGER SUMMARY to include the return information for the Administrator Class shares.

Comment 4:
The requested updated has been made.

Comment 5:
All Mergers – You requested that we confirm via correspondence that the fees presented in the “Shareholder Fee and Fund Expense Comparison” sub-section of the section entitled MERGER SUMMARY represent current fees in accordance with Item 3 of Form N-14.

Response 5:
We confirm the fees presented in the “Shareholder Fee and Fund Expense Comparison” sub-section of the section entitled MERGER SUMMARY represent current fees in accordance with Item 3 of Form N-14.

Comment 6:
With respect to the merger of the C&B Mid Cap Value Fund into the Special Mid Cap Value Fund, you noted that the Annual Fund Operating Expenses table presented in the “Shareholder Fee and Fund Expense Comparison” sub-section of the section entitled MERGER SUMMARY does not appear to be as of the fiscal year ended September 30, 2023. If the table is not as of this date, you asked that we update it accordingly.

Response 6:
We have updated the pre-merger information presented in the Annual Fund Operating Expenses table for both the Target and Acquiring Funds to reflect the fiscal year ended September 30, 2023. The pro forma information was already using this date.

Comment 7:
With respect to the merger of the C&B Mid Cap Value Fund into the Special Mid Cap Value Fund, you noted that within the Annual Fund Operating Expenses table presented in the “Shareholder Fee and Fund Expense Comparison” sub-section of the section entitled MERGER SUMMARY, the total annual operating expense ratios, both before and after waiver, are one basis point higher for the pro forma than for the acquiring fund. You requested that we explain the reason for this difference.

Response 7:
The difference was the result of the Annual Fund Operating Expenses table reflecting the Special Mid Cap Value Fund’s total annual operating expense ratios as of the prior fiscal year end.  In connection with the response to Comment 6 above, the pre-merger expenses of the Acquiring Fund has been updated to reflect total annual operating expense ratios as of September 30, 2023 thereby eliminating any differences with the pro forma expense presentation.

Comment 8:
With respect to the merger of the C&B Mid Cap Value Fund into the Special Mid Cap Value Fund, you noted that footnotes 1 and 3 to the Annual Fund Operating Expenses table presented in the “Shareholder Fee and Fund Expense Comparison” sub-section of the section entitled MERGER SUMMARY list an expense cap expiration of January 31, 2024 for Class A and C shares but that the most recent shareholder report for the Fund indicates an expiration date of January 31, 2025. You asked that we update the footnote as necessary.

Response 8:
The requested update has been made.

Comment 9:
All Mergers - In the “Shareholder Fee and Fund Expense Comparison” sub-section included in the section entitled MERGER SUMMARY, you noted that the introduction to the Example of Fund Expenses indicates that the calculations take into account applicable fee waivers and expense cap reimbursements through the dates indicated in the footnotes to the Annual Fund Operating Expense table. You requested that we confirm that the calculations do take into account these dates or update the examples if necessary.

Response 9:
We have updated the Examples of Funds Expenses as needed so that all calculations reflect the expiration dates of the expense caps.

Comment 10:
All Mergers – You requested that we explain how the requirements of Item 6(a)(2) of Form N-14 have been met with respect to the Target Funds in the “Fund Management Information” sub-section of the section entitled MERGER SUMMARY.

Response 10:
The cover page of the Prospectus/Information Statement includes disclosure indicating that information about the company being acquired is incorporated by reference from the current prospectus of the company being acquired and is available upon request from the registrant without charge. We also intend to satisfy the requirements of Instruction F. We therefore believe that we have met the requirements of Item 6(a)(2) of Form N-14.

Comment 11:
All Mergers - In the “Tax Information” sub-section included in the section entitled MERGER SUMMARY, you asked that we confirm the disclosures relating to repositioning as a result of the Merger (e.g., percentage of Target Fund securities to be sold/transaction costs/cap gains distribution estimates) include all repositioning in connection with the Mergers, whether planned or forced sales due to investment restrictions of Acquiring Funds, and whether the sales occur before or after the Mergers.

Response 11:
We confirm that the current disclosures for each Merger relating to repositioning is comprehensive, addressing all repositioning planned and the impact of such repositioning including percentage of Target Fund securities to be sold, the related transaction costs and the estimate of capital gains distributions expected.

Comment 12:
With respect to the merger of the Growth Balanced Fund into the Asset Allocation Fund, you requested that we narratively describe any significant differences in the strategies of the two Funds, if any, in the “Investment Objective and Strategy Comparison” sub-section of the section entitled MERGER SUMMARY.

Response 12:
We do not believe there any significant differences in the strategies of the two Funds to highlight.

Comment 13:
With respect to the merger of Moderate Balanced Fund into Spectrum Moderate Growth Fund, you noted that the heading to the Annual Fund Operating Expenses table on page 24 in the “Shareholder Fee and Fund Expense Comparison” sub-section included in the section entitled MERGER SUMMARY is incorrectly listing Class A instead of Class C and asked us to correct the heading.

Response 13:
The requested correction has been made.

Comment 14:
With respect to the merger of Moderate Balanced Fund into Spectrum Moderate Growth Fund, in the “Tax Information” sub-section included in the section entitled MERGER SUMMARY, you requested that we confirm that the calculation made regarding the approximate percentage of the portfolio represented by the estimated transaction costs is correct.

Response 14:
We have corrected the percentage disclosed.
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Comment 15:
With respect to the merger of Small Cap Fund into Small Company Value Fund, you asked that we confirm that the list of items excluded from the expense caps for the Target Fund, as set forth in the footnotes to the Annual Fund Operating Expense table in the “Shareholder Fee and Fund Expense Comparison” sub-section included in the section entitled MERGER SUMMARY is correct.

Response 15:
The list of items excluded from the expense caps for the Target Fund has been corrected.

Comment 16:
All Mergers - In the “Board Considerations” sub-section included in the section entitled MERGER INFORMATION, you noted that the disclosure indicates that shareholders should consult the “Fund Performance Comparison” sub-section of the section entitled MERGER SUMMARY for information about each Fund’s performance relative to that of its primary benchmark index for the periods ended September 30, 2023. You noted that this information is only provided for the calendar year ended December 31, 2022 and asked that we revise the disclosure accordingly.

Response 16:
The requested updates have been made.

Comment 17:
All Mergers - In the “Board Considerations” sub-section included in the section entitled MERGER INFORMATION, you noted that for each merger pair, the disclosure includes a comparison of the “management fee rate paid” and “sub-advisory fee paid”.  You requested that we clarify whether this comparison is of the actual fees paid or rather of the management and sub-advisory rates included in each Fund’s fee schedules.

Response 17:
 The requested updates have been made.

Comment 18:
With respect to the merger of Moderate Balanced Fund into Spectrum Moderate Growth Fund, you noted that the expense caps for the two Funds list different items that are excluded from the caps. In light of this fact, you asked that we consider whether the disclosure comparing the Funds’ net operating expense ratios in the “Board Considerations” sub-section included in the section entitled MERGER INFORMATION is accurate.

Response 18:
The Board received information about the items that are included and excluded from the expense caps for each of the Funds. We have updated the disclosures accordingly.

Comment 19:
All Mergers - In the “Board Considerations” sub-section included in the section entitled MERGER INFORMATION, you noted that when comparing performance of the Target and Acquiring Fund within each merger pair, the Board considered different share class performance depending upon the merger pair. You asked that we please explain supplementally why the share class performance considered varied depending upon the merger pair.

Response 19:
The “Board Considerations” sub-section merely summarizes the comparative analysis that the Board did for a sample share class for each merger. However, for each merger, the Board received comparative performance information for each share class of each Fund participating in the merger. We have updated the disclosures to clarify.

Comment 20:
With respect to the merger of Small Cap Fund into Small Company Value Fund, you noted that the disclosure contained in the “Board Considerations” sub-section of the section entitled MERGER INFORMATION indicates that the combined effective management/advisory fee rate paid to the Investment Manager by the Small Company Value Fund and Small Company Value Portfolio is lower than that paid by the Small Cap Fund. You further noted that the Total Annual Fund Operating Expenses table included in the “Shareholder Fee and Fund Expense Comparison” sub-section of the section entitled MERGER SUMMARY indicates that these rates are actually 85 basis points for both Funds. You requested that we explain this discrepancy.

Response 20:
We have updated the disclosure to correct this discrepancy.

Comment 21:
With respect to the merger of Small Cap Fund into Small Company Value Fund, you asked whether the Board considered any differences in the items excluded from the Funds’ expense caps when comparing the net operating expense ratios of the Funds and if so, that we clarify this fact in the disclosure included in the “Board Considerations” sub-section of the section entitled MERGER INFORMATION.

Response 21:
The Board received information about the items that are included and excluded from the expense caps for each of the Funds. We have updated the disclosures accordingly.

Comment 22:
In the section entitled MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS, you requested that we disclose the dollar amounts of capital loss carryforwards available to each Target Fund under the heading “Status as a Regulated Investment Company”.

Response 22:
The requested information has been added.

Comment 23:
In the section entitled FINANCIAL STATEMENTS, you requested that we update the table which lists the financial statements incorporated by reference into the Merger SAI to include the unaudited financial statement for the Small Cap Fund as of September 30, 2023.

Response 23:
The requested update has been made.

Comment 24:
In the section entitled PRO FORMA CAPITALIZATION, you requested that the pro forma capitalization information be updated to a date within thirty days of the filing date or confirm in correspondence that no material changes to the capitalization information of the Funds have occurred since the “as of” date currently used.

Response 24:
We confirm that no material changes to the capitalization information of the Funds have occurred since the date used for the tables.

Comment 25:
In the section entitled PRO FORMA CAPITALIZATION, you noted that the total net assets for Class C in the combined pro forma for the merger of C&B Mid Cap Value Fund into Special Mid Cap Value Fund should be 107,709,552 instead of 107,790,552.

Response 25:
We agree and have updated the table accordingly.

Comment 26:
In the section entitled PRO FORMA CAPITALIZATION, you noted that the net asset value for Class A in the combined pro forma for the merger of C&B Mid Cap Value Fund into Special Mid Cap Value Fund is one penny higher than that of the Acquiring Fund. You asked that we consider making these numbers the same.

Response 26:
We have updated the table as requested.

Comment 27:
In the section entitled PRO FORMA CAPITALIZATION, you noted that the number of total shares outstanding for the Institutional Class of C&B Mid Cap Value Fund should be 4,400,491 rather than 4,440,491 and asked that we revise the capitalization table accordingly.

Response 27:
We agree and have updated the table accordingly.

Comment 28:
In the section entitled PRO FORMA CAPITALIZATION, you noted that Administrator Class shareholders of the Moderate Balanced Fund will receive Institutional Class shares of the

Spectrum Moderate Growth Fund in the Merger and asked that we revise the pro forma capitalization table to reflect this fact.

Response 28:
We have updated the table as requested.

Comment 29:
In the section entitled PRO FORMA CAPITALIZATION, you requested that in each instance where an adjustment has been made within the capitalization tables that we include a footnote explaining the reason for such adjustment.

Response 29:
We have added the requested footnotes.

Comment 30:
With respect to the form of Agreement and Plan of Reorganization provided within Appendix A  for the mergers of C&B Mid Cap Value Fund into Special Mid Cap Value Fund, Growth Balanced Fund into Asset Allocation Fund and Moderate Balanced Fund into Spectrum Moderate Growth Fund, you noted that the signature line for the Assistant Vice President of the Investment Manager indicates that the Investment Manager is a party to the agreement with respect to section 17 only but that you believe this reference should actually be to section 15. You asked that we update the agreement to reflect this fact.

Response 30:
We have updated the agreement as requested.

Comment 31:
In the Merger SAI, you noted that item 6 includes a reference to the financial statement of the Moderate Growth Fund being incorporated by reference but that this should actually be a reference to the Moderate Balanced Fund. You asked that we update the reference accordingly.

Response 31:
We have made the requested update.

Comment 32:
In the Merger SAI, you noted that item 10 lists the annual report of the Small Cap Fund as of September 30, 2023 being incorporated by reference but that the Fund’s report as of this date is actually a semi-annual report. You asked that we update this reference and the corresponding hyperlink accordingly.

Response 32:
We have made the requested update.

Comment 33:
In the Merger SAI, in the section entitled SUPPLEMENTAL FINANCIAL INFORMATION, you noted that we include disclosure indicating that with respect to each Merger, the Reorganization will not result in a material change to the Target Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund. You further noted that while this statement may be accurate, the disclosure included within the Prospectus/Information Statement indicates that each Target Fund expects to sell and/or purchase securities ahead of the Reorganization. You indicated that a “Dear CFO” letter dated November 29, 2023 reflects the staff’s position that “[i]n cases where a fund is disposing or repositioning the fund in connection with an acquisition but such repositioning is not the result of investment restrictions, the narrative should state that fact and should include a statement that includes the percentage of the target fund’s securities that will be sold.” You requested that we update the disclosure accordingly in light of this position.

Response 33:
We have updated the disclosure accordingly.

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The Registrant will file an amended Prospectus/Information Statement on January 9, 2024. Such filing will incorporate your comments, where applicable, as outlined in this letter, and make other non-material changes. The Registrant will request that the SEC staff declare this filing effective on January 10, 2024.

Please feel free to call me at (617) 895-9401 if you have any questions or comments in this matter.

Sincerely,
/s/ Maureen E. Towle

Maureen E. Towle
Senior Counsel
ALLSPRING FUNDS MANAGEMENT, LLC